May 14, 2024
David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure and Accounting Office
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) File Nos.: 333-195493 and 811-22961
This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on May 10, 2024, with respect to the July 31, 2023 and May 31, 2023 N-CSR filings for the Discipline Fund ETF and the Sparkline Intangible Value ETF, respectively. For your convenience, your comments have been summarized with responses following each comment.
1.Comment: For the Discipline Fund ETF there is discussion in the Notes to the Financial Statements about the investment adviser’s commitment to waive its management fees to offset all or portion of acquired fund fees and expenses. Please explain how this fee waiver arrangement works and what is meant by “to offset all or portion of acquired fund fees and expenses.”
Response: The investment adviser to the Discipline Fund ETF has contractually committed to waive all or portion of its management fee for the Fund to the extent necessary to offset all or a portion of acquired fund fees and expenses (AFFEs) incurred by the Fund. This contractual arrangement limits the investment adviser’s waiver commitment to the amount of its management fee (0.39%). Therefore, the investment adviser will not reimburse the Fund for any AFFEs incurred beyond what its management fee can cover. To be clear, the reference to “all or portion” is not meant to send the message that the investment adviser has discretion to decide how much of its management fee it is willing to waive at any given time. For example, if the Fund incurs 10 basis points of AFFEs the investment adviser will be required to waive 10 basis points of its management fee.
2.    Comment: For the Discipline Fund ETF, the Fund is being compared to a blended index as its primary index/benchmark in the line graph and the performance table. The Fund’s blended index/benchmark does satisfy the requirement for comparing the Fund’s performance to an “appropriate broad-based securities market index” as required by Item 27 of Form N-1A. The Fund may continue to use a blended index/benchmark as an additional index as defined by Item 27. Confirm that going forward the Fund will select an index that complies with the requirements of Item 27 of Form N-1A.
Response: The Discipline Fund ETF confirms that future reports will include as part of its line graph and performance table an index that satisfies the definition of an “appropriate broad-based securities market index” as set forth in Item 27 of Form N-1A.
3.    Comment: Please confirm that the two people signing the certifications required by Section 302 and Section 906 of Sarbanes-Oxley Act of 2002 and the signature page for Form N-CSR are serving in the role of principal executive officer and principal financial officer, respectively, for the Funds. In addition, future N-CSR filings will include the principal executive officer title and/or principal financial officer title with the respective signatory.
Response: The Trust confirms that Patrick Cleary is President, Chief Executive Officer and Principal Executive Officer of the Trust and Sean Hegarty is Treasurer, Chief Financial Officer and Principal Financial Officer of the Trust. As it relates to future N-CSR filings by the Trust, the Trust commits to including those required titles along with the relevant signatures.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

4.    Comment: The Staff notes that the Trust did not use the most current version of Form N-CSR when it filed the reports for the Discipline Fund ETF and Sparkline Intangible Value ETF. Confirm that all future N-CSR filings will be based on the most recent version of the Form.
Response: The Trust confirms that it will use the most recent version of Form N-CSR when it prepares its future filings.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel
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